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                       [FIRSTIER CORPORATION LETTER HEAD]

                                  May 23, 2000

Securities & Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:      FirsTier Corporation
         Request to Withdraw Registration Statement on Form SB-2
         Registration No. 333-93293

Ladies and Gentlemen:

FirsTier Corporation, a Colorado corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form SB-2, including all amendments and exhibits thereto (the "Registration Statement") (Registration No. 333-93293), filed by the Company with the Securities and Exchange Commission (the "Commission") on December 21, 1999. The Registration Statement is being withdrawn because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering of the Company's common stock, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this request for withdrawal, please contact Reid A. Godbolt of Jones & Keller, P.C., counsel for the Company, at (303) 573-1600.

FirsTier Corporation

By:     /s/ Timothy D. Wiens
   -------------------------
   Timothy D. Wiens
   President & CEO

cc: Jessica Livingston, Esq. (Securities and Exchange Commission) Reid A. Godbolt, Esq. (Jones & Keller, P.C.)